UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 October 3 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Novo Nordisk A/S

Published: 08:25 03.10.2006 GMT+2 /HUGIN /Source: Novo Nordisk A/S /CSE:
NVOB /ISIN: DK0010280817

Treasury Stock

Status re Novo Nordisk's holding of its own shares (30 September
2006)

In continuation of the company's announcement dated 27 January 2006 concerning a planned share repurchase programme, and pursuant to Section 204.33 of the New York Stock Exchange Listed Company Manual, this is to report that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates on 30 September 2006 owned 19,913,934 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 39,827,868 or 5.91 % of the total share capital.

In the third quarter of 2006 a total of 5,908,957 B shares were repurchased by Novo Nordisk A/S, and 221,247 B shares were disposed of to employees who exercised options granted by Novo Nordisk.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 22,750 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:
Investors:
Outside North America:
Outside North America:
Elin K Hansen
Mogens Thorsager Jensen
Tel: (+45) 4442 3450
Tel: (+45) 4442 7945


Christian Qvist Frandsen
Tel: (+45) 4443 5182


Hans Rommer
Tel: (+45) 4442 4765


In North America:
In North America:
Susan T Jackson
Mads Veggerby Lausten
Tel: (+1) 609 919 7776
Tel: (+1) 609 919 7937

Stock Exchange Announcement no 32 / 2006



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 3 2006                           NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer